UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Kubient, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

50116V107

(CUSIP Number)

September 14, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☑         Rule 13d-1(c)

☐         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tarik Three Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF	5.	SOLE VOTING POWER 863,640
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 863,640
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,640
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.99%
12.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Svetlana Astakhova
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 863,640
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 863,640
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,640
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.99%
12.	TYPE OF REPORTING PERSON IN

Item 1(a).    Name of Issuer:

Kubient, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

500 Seventh Avenue, 8th Floor, New York, NY 10018

Item 2(a).     Name of Person Filing:

See Item 2(c) below.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

See Item 2(c) below.

Item 2(c).    Citizenship:

Tarik Three Holdings Limited

327 Main Street, Gibraltar

Citizenship: Gibraltar

Svetlana Astakhova

c/o Tarik Three Holdings Limited

327 Main Street, Gibraltar

Citizenship: France

Item 2(d).    Title of Class of Securities:

Common stock, $0.00001 par value per share

Item 2(e).     CUSIP Number: 50116V107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)

Amount beneficially owned:

Tarik Three Holdings Limited is the direct beneficial owner of 863,640 shares of the Issuer’s Common Stock.

Svetlana Astakhova is the sole shareholder and director of Tarik Three Holdings Limited. Consequently, Ms. Astakhova may also be deemed to have shared voting control and investment discretion over securities owned by Tarik Three Holdings Limited.

Svetlana Astakhova disclaims beneficial ownership of the 863,640 shares of the Issuer’s Stock beneficially owned by Tarik Three Holdings Limited, except to the extent of her indirect pecuniary interests in such shares.

(b)	Percent of class: 5.99% for Tarik Three Holdings Limited and 5.99% for Svetlana Astakhova.

(c)	Number of shares as to which such person has:

        Tarik Three Holdings Limited:

(i)	Sole power to vote or to direct the vote: 863,640

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 863,640

(iv)	Shared power to dispose or to direct the disposition of: 0

         Svetlana Astakhova:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 863,640

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 863,640

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I Joint Filing Agreement, dated as of September 30, 2022, by and between Tarik Three Holdings Limited and Svetlana Astakhova.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2022	Tarik Three Holdings Limited By: /s/ Svetlana Astakhova Svetlana Astakhova, Director
SVETLANA ASTAKHOVA /s/ Svetlana Astakhova

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.00001 per share, of Kubient, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 30, 2022	TARIK 3 HOLDINGS LIMITED By: /s/ Svetlana Astakhova Svetlana Astakhova, Director
SVETLANA ASTAKHOVA /s/ Svetlana Astakhova